Mail Stop 0308 							October 6, 2004

VIA U.S. MAIL AND FACSIMILE

Thomas G. Miller
President
S. E. Asia Trading Company, Inc.
1545 E. Interstate 30
Rockwall, Texas 75087

Re:	S. E. Asia Trading Company, Inc.
Registration Statement on Form SB-1
File No. 333-118898, Filed September 10, 2004

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Facing Page
1. Include the address of your principal place of business. Include the four paragraphs set forth in the facing page of the Form SB-1. Also, add a sentence indicating that securities are being offered on a delayed or continuous basis pursuant to Rule 415. See, e.g., interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1 to review the disclosure that you should include.



Prospectus Inside Cover Page, page 1
2. You state only here and nowhere else in the prospectus that you provide "a full service residential mortgage brokering service." Elsewhere you state that you sell imported jewelry, home accessories, and framed art from your store in Texas. Explain to us or reconcile this discrepancy in the prospectus. If you indeed offer brokering service, provide a detailed description of the nature of that segment of your business in the Summary and Business section.
3. If your prospectus is to be used before the effective date of the registration statement, please disclose prominently that the information in the prospectus will be amended or completed, a registration statement relating to these securities has been filed with the Securities and Exchange Commission, the securities may not be sold until the registration statement becomes effective, and the prospectus is not an offer to sell the securities, and you are not soliciting an offer to buy in any state where offers or sales are not permitted. See Item 501(a)(10) of Regulation S-B.
4. If true, disclose that you do not intend to apply for listing of your shares.
5. Given the minimum offering of 150,000 shares and the maximum offering of 1,000,000 shares and estimated offering expenses of $16,564 and $33,564, respectively, please explain how the offering expense per share was computed.

Prospectus Summary, page 2
6. Disclose in the summary that you have received a going concern opinion from your auditors and disclose the dollar amount of losses you have incurred, so that readers are immediately aware of the substantial doubt about your ability to continue business operations.
7. Expand the discussion of your company. In both the Summary and the Business section, describe in reasonable detail the material aspects of your business, including, but not limited to, the following:

* the total sales figures in dollars since the opening of the store;
* the types of jewelry you import from Thailand to sell and whether they include any high-value jewelry of precious or semi-precious metals or stones;
* the types of home accessories you sell (including those referred to on page 11) and the countries from which the non-domestic items are imported; and
* whether the framed arts you sell are original paintings or reproductions.
8. You refer to page 19 for the section "Plan of Operations." However, it appears the "Plan of Operations" section begins on page
13.  Please revise or advise.
9. There is a difference between total assets and other income (expense) presented in the summary financial data compared to the financial statements. Please review and revise such that the information presented is consistent.

Risk Factors, page 4
10. In the first paragraph revise to make clear that you have identified all material risks known to you and anticipated by you at present. If you have not included all material risks in this section, please do so.
11. Several of your risk factor headings, as illustrated in the partial list below, do not identify the precise nature of harm that may result to your company. Revise these risk factor headings so that each of them describes adequately the material adverse effect of that particular risk discussed.
* "We are a recently formed company, formed in the state of Nevada...," page 4.
* "We may have to raise additional capital which may not be available...," page 4.
* "No public market for our common stock currently exists...," page
5.
12. Your shares of common stock will be treated as "penny stock" as defined by Rule 3a51-1 under the Exchange Act, and thus the shares are subject to the penny stock rules. Include a risk factor that discloses that the shares are subject to the penny stock rules, and note the risks involved in investing in penny stock. In this regard, consider discussing that: (i) Commission rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, (ii) for transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale, and (iii) the rule may affect the ability of broker-dealers to sell the securities and also may affect the ability of purchasers of the shares to sell the shares in the secondary market.
"We are a recently formed company, formed in the state of Nevada...," page 4.
13. Alert investors to the fact that your business condition, as indicated in your auditors` report, raises substantial doubt as to your continuance as a going concern. In addition, quantify the dollar amount of expenses in promoting your store that you need.

"We may have to raise additional capital which may not be available...," page 4.
14. Disclose the period of time your business will continue if you cannot sell the minimum proposed number of securities in this offering. Also, if you can raise the minimum offering in this offering, quantify the dollar amount you require one year after the closing of the offering for you to sustain your operations.

"We are dependent on the low cost of foreign imports...," page 5.
15. Identify all countries from which you import your merchandise, and disclose if you have ever experienced difficulties in supply of your foreign imports.

"We may not be able to compete successfully...," page 5.
16. Identify your main local competitors.

"No public market for our common stock currently exists...," page 5.
17. In the last sentence you state that "the initial public offering price will be determined among us and the underwriters." Since it appears that this is a self-underwritten offering, explain to us the statement or revise. We may have further comments.
Dilution, page 6
18. Book value of $29,708 disclosed on page 6 differs from book value of $21,128 as calculated from the balance sheet. Please revise for consistency and accuracy.
19. Please supplementally provide a reconciliation from the book value on May 31, 2004 to the minimum projected book value of $87,940 and the maximum projected book value of $495,940.

Plan of Distribution, page 8
20. Represent, if appropriate, that you have no understanding, commitment, or agreement, written or oral, to offer or sell the securities to any individual or entity, including your attorney, whom you refer on page 17 as being a possible purchaser of the securities offered.
21. When you assert that Mr. Miller qualifies under the safe harbor from broker registration, refer to the relevant rule under which such exemption is claimed, which is Rule 3a4-1(a) of the Securities Exchange Act.
22. Explain to us why you have not considered transmitting the funds received in this offering to an escrow account in a bank, and why you have decided not to pay any interest to the investors for the duration of time you hold on to their money. In addition, describe to us, with a view to disclosure, how the investors` money would be handled by your company, for example, the type of account where it will be kept, what happens to the interest, if any, the funds would earn in that account, any safeguards against commingling that money with your other monies, and any protection afforded to investors against your debtors` lien.
23. Clarify in the last paragraph that you will retain the transfer agent only in the event that you can obtain the minimum number subscription amount from investors.

Use of Proceeds, page 9
24. Please revise or explain the discrepancy in the cost of the offering as stated in this section of your document and on page one. On the first page of your prospectus, the estimated expenses for the minimum and maximum number of shares are $16,564 and $33,564. In this section, you have indicated that the offering costs are $15,045 and $30,295 respectively.
25. The use of proceeds for the minimum subscription amount does not sum to the total disclosed of $75,000. Please revise.

Description of Business, page 10
26. Disclose the dollar amount of inventory your store carries as of the date of the current balance sheet.
27. Disclose whether you carry reasonably adequate insurance coverage for the store.
Business Strategy, page 10
28. You indicate that you have attracted the "discriminating and demanding consumer." Tell us the basis for your claim that you have attracted this category of consumer given your limited sales to date. You also focus on your "product and image oriented advertising," yet disclosure on the following page indicates your sole sources of advertising have been word of mouth and signage. Please revise.
29. You refer to four "keys of retailing" on which you focus as part of your business strategy. Discuss how each element mentioned is relevant to your store and operations and how it attracts the targeted segment of customers.
30. If you have plans of opening a new store, disclose its intended type and location. Also, state how many stores you could open if you raise the maximum offering amount.
31. Elaborate on how you can "strengthen" your position in the present market. In this context, explain what you mean by "utilizing existing and planned distribution infrastructure."

Method of distribution of products and services, page 11
32. Explain what you mean by Rockwall, Texas, being a "bedroom community." Disclose whether your current employee is also your sole officer and director.

Merchandising and Marketing, page 11
33. Provide evidence to substantiate the basis of your belief that you offer imported merchandise "at a more attractive price-to-value relationship than other similar stores" in the area. If you cannot justify your claim, you should delete it.
34. Disclose the dollar amount you have spent to date on all marketing activities, including the advertising expenses referred to in Note 1 to the Consolidated Financial Statements.

Competition, page 12
35. Provide us the facts and reasons underlying your assertion that you are "uniquely positioned in the marketplace." Absent justification, please delete the claim.
36. Since you have only one employee, explain why you consider your "experienced sales personnel and customer service as important factors" in your success.

Management`s Discussion and Plan of Operations, page 13
37. Expand this section to discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail economic or industry-wide factors relevant to your company, and material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
38. Provide a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations for the next 12 months in the case you cannot raise the minimum offering amount through the sale of these securities.
39. On page 14, you state that your costs to operate for a year are less than the net proceeds from the minimum offering and, therefore, if the minimum is raised, you will have sufficient funds to cash flow growth plans for twelve months. As it appears operating expenses for the period ended May 31, 2004 exceed the offering proceeds, please explain in detail how the minimum amount of funds would provide sufficient cash flow for twelve months. If you are excluding non cash expenses then in determining adequacy of proceeds for the upcoming year you should also factor in the effect of working capital items such as inventory and receivable build up on your cash balances.
40. Identify the financing company and the shareholder with whom you have the line of credit agreement. File this agreement, which is material, as an exhibit.

Description of Property, page 14
41. If you intend to sign a three-year lease of the property described, state so clearly.

Remuneration of Directors and Officers, page 15
42. Disclose the approximate fair market value of the services Mr. Miller has provided to your company to date.
43. You state in this section that Mr. Miller received 4.5 million shares of your common stock in January 2004, but elsewhere, like in pages 10 and 16, you state that he received 5 million shares. Please advise or revise.
44. You state that there are no plans to pay any remuneration to anyone in or associated with the company. However, you state on page 10 that Mr. Miller will be compensated a salary of $2,500 per month and twenty percent of profits when you have reached profitability. Please revise for consistency.

Principal Shareholders, page 16
45. You are required to list all the record and beneficial owners of 5% or more of any class of equity securities. You indicated that you only included the 10% owners. Please revise to state that you have listed owners with 5% or more ownership. See Item 2(4) and (5) of Form SB-1.

Securities Being Offered, page 17
46. Provide this information as of the most recent practicable date.

Capitalization, page 19
47. The additional paid in capital and retained earnings actual May 31, 2004 column in the table does not agree to the financial statements. Please revise for consistency. In addition, it is unclear how you computed the additional paid in capital balances after minimum offering and after maximum offering. Please provide your calculation supplementally.


Item 4.  Unregistered Securities Issued or Sold Within One Year, page
11.2
48. We note disclosure that indicates that the founder purchased stock in July 1999, yet this conflicts with the disclosure that indicates that the founder purchased 5,000,000 shares of common stock on January 28, 2004. Further, based on your articles of incorporation, it appears the company was not incorporated until January 2004. Please revise or advise.
49. Please identify the persons to whom securities were sold in each of the transactions you have disclosed.

Signature Page, page 11.5
50. Please use the exact language required by Form SB-1 for the signature page.
51. Please indicate the date on which Thomas G. Miller signed the registration statement on behalf of S.E. Asia Trading Company, Inc.

Financial Statements, page F-1
52. In accordance with Item 310(g) of Regulation S-B, if required financial statements are as of a date 135 days or more prior to the date a registration statement becomes effective, the financial statements should be updated to include financial statements for an interim period ending within 135 days of the effective date. Please update as necessary.

Balance Sheet, page F-2
53. Please revise the "Line of Credit" line item to indicate that the balance is due to a related party.

Note 1. Summary of Significant Accounting Policies, F-6
54. Please refer to the nature of the business in the note one titled "Summary of Significant Accounting Policies."
55. To the extent you incur costs that have aspects of inventory or selling, general and administrative costs (SG&A) you should make it clear in MD&A or the financial statements the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating expenses line item.
56. Please expand your revenue recognition policy to disclose when you recognize sales returns. In doing so, please make it clear how you calculate your returns reserve. If you do not have a reserve, please explain supplementally in detail why you do not believe a reserve is required.
57. Please disclose a description of the computation of net loss per share in the business and presentation section of note 1. Include an explanation as to why basic and dilutive earning per share are the same.
58. Please disclose your policy for classifying shipping and handling costs in the statement of operations. If shipping costs and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) that include them. Please also disclose the line item in which you include amounts paid to you by customers for shipping and handling. See EITF 00-10.

Note 2. Financial Condition and Going Concern, F-7
59. Please consider citing your description of special risk factors impacting the ability to become an operating enterprise or to remain in existence, for example, the nature of activities to date, competition, dependence on individuals or products or systems, and prospects for future operation in fulfilling the disclosure considerations of AU 341.10 of the AICPA Professional Standards.

Note 4. Line of Credit, F-8
60. Please describe how you accounted for the transaction described in notes 4 and 5 whereby you obtained the line of credit. Please ensure to specifically note how the shares issued were valued and why you determined that the full $20,000 should be expensed. Please refer to applicable authoritative accounting guidance.

Note 5. Common Stock, F-8
61. This note states that 5,000,000 shares of common stock were issued to the founding shareholder for $500 cash and services valued at $4,500. How were the service value and offsetting expense of $4,500 determined? Please note that irrespective of your disclosure on page 15, stock issued for services must be valued either at the fair value of the stock or services and recorded in the financial statements.
62. In note 5, please add a description of the pertinent rights and privileges of the various outstanding securities. Please also state that no dividends were paid to shareholders. Refer to paragraph four of SFAS 129.

Item 5.  Index to Exhibits
63. Each exhibit should be listed in the exhibit index according to the number assigned to it in Part III of Form 1-A or Item 6. Please renumber exhibits 15.0 and 23.1 to fit this scheme. See Item 5(b) and Item 6 of Form SB-1.


*	*	*	*	*


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Staff Accountant, at (202) 824-5549 or James Allegretto, Senior Assistant Chief Accountant, at (202) 942-1885, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-1776, or Ellie Quarles, Staff Attorney, at (202) 942-1859, or me at (202) 942-1900 with any other questions.



Sincerely,




H. Christopher Owings
Assistant Director



cc.	J. Hamilton McMenamy, Esq.
	Law Offices of J. Hamilton McMenamy PC
	1450 Meadowpark Building
	10440 North Central Expressway
	Dallas, Texas 75231
S. E. Asia Trading Company, Inc.
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